SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on May 14, 2014, drawn up in summary form.

1.            Date, time and venue:  On May 14, 2014, starting at 8 a.m., at the headquarters of the Company’s subsidiary Cervecería y Maltería Quilmes S.A.I.C.A. y G., located at Ruas 12 de Octubre e Gran Canaria, in the City of Quilmes, Argentina.

2.            Participants:  Mr. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs.  Roberto Moses Thompson Motta, Marcel Herrmann Telles, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Nelson José Jamel.

4.            Resolution: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1.   Capital Increase – Stock Option Program. In view of the exercise, by certain Beneficiaries, of some options which became exercisable based on the Company’s Stock Option Program, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase in the total amount of R$ 11,060,735.67, upon issuance of 4,712,662 new common shares, at the average issuance price of R$ 2.347025 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as of the present date.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

Quilmes, May 14, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Roberto Moses Thompson Motta	/s/ Marcel Herrmann Telles

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos

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/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa L

/s/ Nelson José Jamel Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer